UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 30)

STAAR Surgical Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

852312305
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 142 West 57th Street, 11th Floor New York, New York 10019 (212) 508-5735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,102,844

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,102,844

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,102,844

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,102,844

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,102,844

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,102,844

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

25,900

8.	SHARED VOTING POWER

10,102,844

9.	SOLE DISPOSITIVE POWER

25,900

10.	SHARED DISPOSITIVE POWER

10,102,844

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,128,744

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	852312305

Item 1.	Security and Issuer.

The name of the issuer is STAAR Surgical Company, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 25651 Atlantic Ocean Drive, Lake Forest, California 92630. This Amendment No. 30 to Schedule 13D relates to the Issuer’s Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States citizen (“Mr. Bradsher”, and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").

	(b), (c)	Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is c/o Broadwood Capital, Inc., 142 West 57th Street, 11th Floor, New York, New York 10019.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 10,102,844 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 10,102,844 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 10,128,744 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

There is no material change to the Item 4 disclosure set forth in the Schedule 13D/A filed by the Reporting Persons in respect of the Issuer on October 10, 2023.

Item 5.	Interest in Securities of the Issuer.

	(a) – (d)	As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 10,102,844 Shares, constituting 20.7% of the Shares, based upon 48,817,473 Shares outstanding as of the date hereof. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,102,844 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 10,102,844 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 10,102,844 Shares, constituting 20.7% of the Shares, based upon 48,817,473 Shares outstanding as of the date hereof. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,102,844 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 10,102,844 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 10,128,744 Shares, constituting 20.7% of the Shares, based upon 48,817,473 Shares outstanding as of the date hereof. Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 10,102,844 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 10,102,844 Shares.

The transactions in the Shares by the Reporting Persons since the last Schedule 13D/A filed by the Reporting Persons in respect of the Issuer are set forth on Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2023	Broadwood Partners, L.P.*
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.*

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher*

* This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 30 to Schedule 13D, dated November 15, 2023, relating to the Common Stock, par value $0.01 per share, of STAAR Surgical Company shall be filed on behalf of the undersigned.

Dated: November 15, 2023	Broadwood Partners, L.P.
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale/Gift	Quantity	Price ($)
11/02/23	Purchase	87,849	$35.6410 (1)
11/02/23	Purchase	56,178	$36.0322 (2)
11/03/23	Purchase	520	$36.0626 (3)
11/06/23	Purchase	164,607	$34.1633 (4)
11/07/23	Purchase	9,731	$34.0281 (5)
11/08/23	Purchase	139,409	$33.7071 (6)
11/09/23	Purchase	119,390	$32.9950 (7)
11/09/23	Purchase	20,610	$33.6394 (8)
11/10/23	Purchase	34,320	$32.7326 (9)
11/13/23	Purchase	507	$33.0362(10)

(1)	This constitutes the weighted average purchase price. The prices range from $35.00 to $35.99. The Reporting Person will provide upon request by the Securities and Exchange Commission staff (the “SEC Staff”), the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(2)	This constitutes the weighted average purchase price. The prices range from $36.00 to $36.14. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(3)	This constitutes the weighted average purchase price. The prices range from $36.00 to $36.11. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(4)	This constitutes the weighted average purchase price. The prices range from $33.79 to $34.50. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(5)	This constitutes the weighted average purchase price. The prices range from $33.8461 to $34.09. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(6)	This constitutes the weighted average purchase price. The prices range from $33.37 to $34.09. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(7)	This constitutes the weighted average purchase price. The prices range from $32.55 to $33.5413. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(8)	This constitutes the weighted average purchase price. The prices range from $33.5450 to $34.0250. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(9)	This constitutes the weighted average purchase price. The prices range from $32.50 to $33.08. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

(10)	This constitutes the weighted average purchase price. The prices range from $32.9617 to $33.09. The Reporting Person will provide upon request by the SEC Staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.